Filed Pursuant to Rule 433
Dated March 27, 2009
Registration Statement No. 333-156929

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES G

(Senior Floating Rate Notes pursuant to the FDICs Temporary Liquidity Guarantee Program)

This debt is guaranteed under the Federal Deposit Insurance Corporations Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDICs regulations, 12 CFR Part 370, and at the FDICs website, www.fdic.gov/tlgp. The expiration date of the FDICs guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Issuer:	General Electric Capital Corporation ("GE Capital")
Guarantor:	Federal Deposit Insurance Corporation ("FDIC")
Ratings:	Aaa/AAA
Trade Date:	March 27, 2009
Settlement Date (Original Issue Date):	March 31, 2009
Maturity Date:	March 30, 2012
Principal Amount:	US $975,000,000
Price to Public (Issue Price):	100%
Agents Commission:	0.150%
All-in Price:	99.850%
Net Proceeds to Issuer:	US $973,537,500
Ranking:	Senior
Interest Rate Basis (Benchmark):	LIBOR, as determined by LIBOR Reuters
Index Currency:	U.S. Dollars
Spread (Plus or Minus):	Plus 0.22%
Index Maturity:	Three Month
Interest Payment Period:	Quarterly

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Filed Pursuant to Rule 433
Dated March 27, 2009
Registration Statement No. 333-156929

Interest Payment Dates:	Quarterly on the 30th day of each March, June, September and December, commencing June 30, 2009 and ending on the Maturity Date
Initial Interest Rate:	To be determined two London Business Days prior to the Original Issue Date
Interest Reset Periods and Dates:	Quarterly on each Interest Payment Date
Interest Determination Date:	Quarterly, two London Business Days prior to each Interest Reset Date
Day Count Convention:	Actual/360, Modified Following
Business Day Convention:	New York
Denominations:	Minimum of $2,000 with increments of $1,000 thereafter
CUSIP:	36967HAQ0
ISIN:	TBD
Common Code:	TBD
Method of Settlement:	Depository Trust Company (DTC), and its direct participants, including Euroclear and Clearstream, Luxembourg
Trustee:	The Bank of New York Mellon

Risks Relating to FDIC Guaranteed Notes

Investing in the Notes involves risks. See "Risk Factors" in Item 1A of our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Investors should be aware that the FDIC Guarantee is made pursuant to the FDICs regulations, 12 C.F.R. Part 370, as specified at the FDICs website, www.fdic.gov/tlgp. Such regulations may be subject to further interpretive decisions and rulemaking by the FDIC that could adversely affect how the FDIC Guarantee (as defined in the prospectus supplement) would apply to the Notes. The FDIC Guarantee is subject to additional risks as described in the prospectus supplement under "Risk Factors, Risks Relating to FDIC Guaranteed Notes". See "FDIC Guarantee under the Temporary Liquidity Guarantee Program".

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Filed Pursuant to Rule 433
Dated March 27, 2009
Registration Statement No. 333-156929

Plan of Distribution

The Notes are being purchased by Banc of America Securities LLC and Morgan Stanley & Co. Incorporated (collectively, the "Underwriters") as principal, at 100% of the aggregate principal amount less an underwriting discount equal to 0.150% of the principal amount of the Notes. The Notes will not be exclusively marketed and targeted to retail customers.

Institution Lead Manager:	Commitment
Banc of America Securities LLC	$487,500,000
Morgan Stanley & Co. Incorporated	$487,500,000

Total	$975,000,000

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Information

General

At the year ended December 31, 2008, we had outstanding indebtedness totaling $510.356 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at December 31, 2008, excluding subordinated notes and debentures payable after one year, was equal to $500.474 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,
2004	2005	2006	2007	2008
1.82	1.66	1.63	1.56	1.24

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT. THE INFORMATION ON THE INTERNET SITE OF THE FDIC IS NOT A PART OF THIS FREE WRITING PROSPECTUS OR ANY PROSPECTUS.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC collect at 1-800-294-1322 (or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com), Morgan Stanley & Co. Incorporated at 1-866-718-1649 or Investor Communications of the issuer at 1-203-357-3950.